Ilan Katz Partner ilan.katz@dentons.com D +1 212-632-5556	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

June 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas O’Leary and Margaret Schwartz

Re:	Aurora Technology Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 20, 2023
File No. 001-41250

Dear Mr. O’Leary and Ms. Schwartz:

By your letter dated June 27, 2023 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided a comment to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on June 20, 2023, by our client, Aurora Technology Acquisition Corp. (the “Company”). This letter sets forth our response with respect to the comment contained in the SEC Letter.

For your convenience, we have set forth below the Staff’s comment in bold italic typeface followed by the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A filed June 20, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

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June 28, 2023 Page 2	dentons.com

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s sponsor, ATAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), is not, is not controlled by, and does not have any substantial ties with, a non-U.S. person. Furthermore, we are of the view that insofar as the Sponsor is not, is not controlled by, and does not have any substantial ties with, a non-U.S. person, the risks referred to in the Staff’s comment do not represent material risks to the Company or its shareholders, and as a result, no additional risk disclosure needs to be added to the definitive proxy materials.

Further, the Company acknowledges the Staff’s comment and respectfully advises the Staff that DIH Holdings, a Nevada corporation (“DIH”), is not, and is not controlled by, a non-U.S. person. As set forth in the Company’s Registration Statement on Form S-4 (Registration No. 333-271890) filed via the EDGAR system on May 12, 2023, at the closing of the transaction, DIH will have subsidiaries operating in the Netherlands and Switzerland. Although the term “substantial ties” is not defined, based on the nature of the question, it appears the term “substantial ties” chiefly relates to potential ownership or control of DIH, rather than traditional commercial relationships between a registrant and the registrant’s subsidiaries. Based on this understanding, we are of the view that insofar as DIH is not, is not controlled by, and does not have any substantial ties with, a non-U.S. person, other than traditional commercial relationships between an entity and the entity’s subsidiaries, the risks referred to in the Staff’s comment do not represent material risks to the Company or its shareholders, and as a result, no additional risk disclosure needs to be added to the definitive proxy materials.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Ilan Katz at (212) 632-5556 or ilan.katz@dentons.com or Grant Levine at (212) 768-5384 or grant.levine@dentons.com, respectively.

Sincerely,

/s/ Ilan Katz

Ilan Katz

cc:	Grant Levine
Dentons US LLP

cc:	Zachary Wang, Chief Executive Officer and Chairman
Aurora Technology Acquisition Corp.